Exhibit 6.24

NON-RECOURSE PROMISSORY NOTE

HEAD OF THE CLASS

DATE: June 13, 2023

For value received, the undersigned (“Maker”) does hereby promise to pay to WinStar Farm, LLC (“Holder”) the sum of ONE HUNDRED AND SEVENTY-FIVE THOUSAND DOLLARS ($175,000.00) due from Holder to Maker pursuant to that certain Purchase, Bill of Sale and Co-Ownership Agreement and Exhibit A thereto with respect to thoroughbred HEAD OF THE CLASS (2021) by AWESOME SLEW out of CASH RESERVE by DISTORTED HUMOR (the “Thoroughbred”), executed by Holder and Maker effective as of the date hereof, on or before the earlier of (a) ten (10) days following the date on which Maker has sold indirect fractional shares in the Thoroughbred pursuant to a public offering on Maker’s fractional share platform equal to or greater than TWO HUNDRED AND NINETY-SIX THOUSAND TWO HUNDRED AND FIFTY DOLLARS ($296,250) and (b) December 31, 2023.

This Note is delivered by Maker in connection with the purchase by Maker of an undivided fractional interest in the Thoroughbred (hereinafter the “Interest”). This Non-Recourse Promissory Note is secured by a purchase money security interest, granted by Maker to Holder, in the Interest and all product, proceeds, progeny, accounts receivable, policies of mortality insurance and all other interests referenced in that certain Security Agreement of equal date herewith (the “Security Agreement”) in order to secure the entire obligation of Maker under the terms of this Non-Recourse Promissory Note (the “Collateral”).

In the event of the default by Maker of any obligation imposed by this Non-Recourse Promissory Note or the Security Agreement, the Holder or any assignee of this Non-Recourse Promissory Note may declare the entire amount due hereunder immediately due and payable and shall be entitled in addition to recover interest thereon at the rate of 12% per annum from the date of such default until fully paid (unless the maximum interest allowable by law is less, in which case the interest rate shall be the maximum interest allowable by law), together with Holder’s court costs and attorneys’ fees incurred in connection with collection of said amounts.

This Non-Recourse Promissory Note may be prepaid at any time, without penalty.

Except for the events of default listed hereafter, none of Maker, or any director, officer, manager, member, partner, shareholder or any employee of Maker shall have personal liability under this Non-Recourse Promissory Note for the repayment of the indebtedness or the performance of Maker’s obligations under this Non-Recourse Promissory Note and absent such a default, Holder’s only recourse for the satisfaction of such indebtedness and the performance of such obligations shall be Holder’s exercise of its rights and remedies with respect to the Collateral.

Maker hereby waives presentment for payment, demand, protest and all other defenses to payment of this note. All sums due under this note shall bear interest at the rate of 6.00% per annum until fully paid. This Non-Recourse Promissory Note is made in Lexington, Kentucky and shall be governed and construed under the laws of the Commonwealth of Kentucky. Any action brought to enforce this Non-Recourse Promissory Note shall be tried before a court and not before a jury and may be brought in the Fayette Circuit Court in Lexington, Kentucky, to the jurisdiction and venue of which court Maker hereby consents.

IN WITNESS WHEREOF, Maker has executed this Non-Recourse Promissory Note as of the date first written above.

COMMONWEALTH THOROUGHBREDS, LLC

“MAKER”

BY:	/s/ Brian Doxtator

CEO